May 10, 2004

Act: 34
Section:
Rule: 12h-3
Public Availability: 5-10-04

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Galey & Lord, Inc.
Incoming letter dated March 23, 2004

Based on the facts presented, the Division will not object if Galey & Lord stops filing periodic reports under the Securities Exchange Act of 1934, provided that Galey & Lord files a notice on Form 15 making appropriate claims under rule 12g-4 and rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. In arriving at this position, the Division notes that Galey & Lord has filed post-effective amendments removing from registration unsold securities under the registration statements on Form S-8 that are identified in your incoming letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kristina Wyatt
Special Counsel

04028568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2004

Graham R. Laub
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

Re: Galey & Lord, Inc.

Dear Mr. Laub:

In regard to your letter of March 23, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

March 23, 2004

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0402
Washington, D.C. 20549
Attn: David M. Lynn, Esquire

Re: Galey & Lord, Inc.
Section 12(h) and Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934

Dear Mr. Lynn:

On behalf of Galey & Lord, Inc., a Delaware corporation (the "Company"), we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, under the circumstances described below, the Company may suspend its duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by filing with the Commission a certification on Form 15 pursuant to Rule 12h-3. Alternatively, on behalf of the Company and pursuant to Section 12(h) of the Exchange Act, we request an exemption from the requirements of Section 15(d) for filing reports under Section 15(d) of the Exchange Act from the date of this letter until October 2, 2004, the completion of the Company's current fiscal year.

I. Background

On February 19, 2002, the Company and each of its domestic subsidiaries (collectively, the "Debtors"), filed for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (Case No. 02-40445). On February 9, 2004, the Bankruptcy Court held a Confirmation Hearing on the Debtors' Third Amended Joint Plan of Reorganization. At the conclusion of this hearing, the Bankruptcy Court confirmed the Third Amended Joint Plan of Reorganization with certain minor modifications (as so modified, the "Plan"). The Company consummated the Plan on March 5, 2004 (the "Consummation Date"). As a result of the consummation of the Plan, (a) all of the securities which triggered the Company's reporting obligation under the Exchange Act have been cancelled; and (b) the reorganized Company (the "Reorganized Company") is privately owned.

Prior to January 7, 2002, the Company's Common Stock (the "Old Common Stock") was listed on the New York Stock Exchange (the "NYSE"). From January 7, 2002, until the cancellation of the Old Common Stock in conjunction with the consummation of the Plan on the Consummation Date, the Old Common Stock was quoted on the Over-The-Counter Electronic Bulletin Board ("OTCBB"). Pursuant to the Plan, effective with the Consummation Date, all of the Company's old equity interests, including the Old Common Stock were extinguished, and the Reorganized Company issued 10 million shares of its new common stock (the "New Common Stock"). Of the newly issued New Common Stock (i) approximately 9,900,000 million shares (or 99%) were issued to less than 30 banking institutions, which institutions served as the senior lenders of the Debtors and (ii) 100,000 shares were issued to the indenture trustee under the Debtors' senior subordinated notes, to be redistributed to approximately 37 holders of record of such notes. In addition, the Plan provided for the issuance by the Reorganized Company to the indenture trustee for redistribution to such record holders out-of-the-money warrants for approximately ten percent of the common equity of the Reorganized Company. The Plan also contemplates issuance of restricted shares of New Common Stock equity and/or options of up to ten percent of the equity of the Reorganized Company to a limited number of senior executives under a Management Incentive Program, which has not yet been adopted by the Reorganized Company.

II. The Company's Reporting Obligations Under Section 13(a)

Pursuant to a Form 8-A filed with the Commission on December 8, 1994, the Old Common Stock was registered under Section 12(b) of the Exchange Act. As a result of the Section 12(b) registration, the Company was subject to the reporting requirements of Section 13(a). The NYSE has filed a Form 25 pursuant to Rule 12d2-2 removing the Old Common Stock from the registration requirements of the Exchange Act, and the Commission entered an order granting that application on February 7, 2002.

Pursuant to Section 12(g)(2)(A) of the Exchange Act, so long as the Old Common Stock was registered under Section 12(b) of the Exchange Act, the Old Common Stock was exempt from Exchange Act registration under Section 12(g)(1) of the Exchange Act. Under some circumstances, when an Exchange Act registration is terminated with respect to a class of equity securities pursuant to Rule 12d2-2, Rule 12g-2 will provide for the continuing uninterrupted Exchange Act registration of such class of equity securities without the filing of any additional registration statement. However, it is our view that Rule 12g-2 would not apply to the Reorganized Company because the Reorganized Company has issued as of the Consummation Date new equity securities to fewer than 300 holders of record. Upon receipt of the relief sought by this letter, the Reorganized Company will promptly file a certification on Form 15 under Rule 12g-4(a)(1)(i) with respect to the termination of Exchange Act registration and reporting.

Similarly, the obligation to file reports under Section 15(d), suspended if and so long as the Old Common Stock was registered under Section 12, may apply to the Company upon termination of registration under Section 12(b). By filing its certification on Form 15, the Company would also seek to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i), any Section 15(d) reporting obligations it may have.

The Company has represented to the undersigned that the Company has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since the Company became subject to such reporting obligation.[1] Accordingly, we understand that the Company could avail itself of the suspension of the obligation to file reports under Rule 12h-3(a) and (b)(1)(i) unless subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, is applicable.

Prior to the commencement of its Bankruptcy proceedings, the Company had filed with the Commission Registration Statements on Form S-8 (File nos. 33-52248, 33-83316, 333-26981, 333-52248, 333-56422 and 333-78809) (the "S-8 Registration Statements"), pursuant to which the Company offered and sold shares of the Company's Old Common Stock to employees under its 1989 and 1999 Stock Option Plans (the "Option Plans"). Upon filing the S-8 Registration Statements, the Company, by virtue of Section 15(d) of the Exchange Act, became subject to the reporting requirements of Section 13(a) of the Exchange Act. No options have been granted or exercised under the Option Plans subsequent to September 2000, and all outstanding options under the Option Plans were out of the money by a wide margin throughout 2002 and 2003. Nonetheless, the S-8 Registration Statements may be deemed to have been post-effectively amended when the Company filed its Annual Report on Form 10-K for the year ended September 27, 2003.[2]

As of the Consummation Date, all of the securities to which the S-8 Registration Statements related were extinguished and ceased to exist. The Company has filed post-effective amendments to each of the S-8 Registration Statements removing any unsold securities from registration thereunder. Absent relief from the application of Rule 12h-3(c), the Company could remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) during the period from the Consummation Date of the Plan until the end of the Company's fiscal year on or about September 30, 2004, even though the securities to which the S-8 Registration Statements relate have been cancelled under the Plan. After the conclusion of the Company's current fiscal year, the restriction imposed by Rule 12h-3(c) would terminate and the Company's reporting requirements under Section 15(d) will be automatically suspended pursuant to Rule 12h-3(a). The Reorganized Company seeks relief from any limitations imposed by 12h-3(c) with respect to the now terminated S-8 Registration Statements.

III. <u>The Bankruptcy</u>

The Plan was entered on the Bankruptcy Court's docket on February 9, 2004, and substantially consummated on March 5, 2004.

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1. We wish to point out that although the Company has filed all reports required under Section 13(a), the Company's Quarterly Reports on Form 10-Q for the three months ended December 29, 2001 and December 27, 2003 were filed seven days late, on February 19, 2001 and February 17, 2004, respectively, pursuant to notices on Form 12b-25, and were deemed to be timely filed on February 12, 2001 and February 10, 2004, respectively, pursuant to Rule 12b-25(b)(3).

2. We understand this to be the Staff's position pursuant to the undertaking in Item 512(b) of Regulation S-K.

Among other things, the Plan provides for:

- An exchange by less than 30 of the Debtors' senior secured debtholders of approximately $300 million in pre-petition secured debt for a combination of cash, a secured note in the amount of $130 million and approximately 99% of the New Common Stock of the Reorganized Company;
- A new financing of up to $70 million of which approximately $30 million would be drawn upon the Reorganized Company's emergence from bankruptcy;
- A distribution of an available cash pool to satisfy a portion of the claims of the Debtors' general unsecured creditors; and
- Receipt by the holders of the Debtors' $300 million senior subordinated notes of 1% of the New Common Stock and warrants to purchase up to 10% of the New Common Stock.

Upon consummation of the Plan, the Company sent a notice to the OTCBB stating that pursuant to the Plan, the Old Common Stock should be cancelled and trading in such securities should cease.

The Reorganized Company believes that immediately following consummation of its Plan and distribution by the indenture trustee of the New Common Stock and warrants initially issued to the indenture trustee, it had fewer than 70 holders of record of its securities. This number of record holders is based on (i) the actual issuance of New Common Stock to the fewer than 30 holders of such claims as of the Consummation Date of the Plan, and (ii) advice from the indenture trustee with respect to the senior subordinated notes, who has advised the Company that as of the Consummation Date there were fewer than 40 holders of record (including institutions that hold such securities in "street name" on behalf of their customers) of the senior subordinated notes. The Company does not know the exact number of beneficial owners of New Common Stock and warrants that were issued in exchange for the Debtors' senior subordinated notes, but believes there are fewer than 300 beneficial owners based on requests for mailing materials prior to voting on the Plan. The Reorganized Company expects that the holders of the warrants will not exercise the warrants immediately or in the near future since the warrants will have little, if any, immediate economic value. In the unlikely event that either the New Common Stock or the warrants were issued to more than 300 holders of record, we recognize that the Reorganized Company may be subject to the regulations and reporting requirements of the Exchange Act. At such time, the Company has represented to the undersigned that it would comply with its reporting requirements.

We understand that the issuance of the New Common Stock and the warrants will be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145 of the Bankruptcy Code.

The Reorganized Company now seeks relief from any reporting obligations under Section 15(d) of the Exchange Act from the date it filed its certification on Form 15 until the expiration of its current fiscal year on or about October 2, 2004. The Reorganized Company seeks such relief, despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Following the consummation of the Plan, the Reorganized Company filed post-effective amendments to each of the S-8 Registration Statements deregistering the unsold securities registered under the S-8 Registration Statements. Upon receipt from the Staff of the relief requested by this letter, the Company will file a Form 15, certifying that the Company's Old Common Stock is held of record by less than 300 persons, and requesting that the Reorganized Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 of the Exchange Act and the suspension pursuant to Rule 12h-3(a) and (b)(1)(i) of the Reorganized Company's Section 15(d) reporting obligations.

IV. Discussion

The undersigned respectfully submits that:

- effective upon the filing of the Form 15, the Reorganized Company should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act beginning with the date of this letter and continuing until the end of the Company's current fiscal year, October 2, 2004, after which time the Reorganized Company will no longer have a duty to file reports under Section 15(d) of the Exchange Act by virtue of the S-8 Registration Statements; and
- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the filing of future reports because the Company's S-8 Registration Statements may have been deemed to be post-effectively amended by the Company's filing of its Annual Report on Form 10-K.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to the Company.

The Commission has frequently recognized in related situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." Exchange Act Release No. 34-20263, dated October 5, 1983. In the Company's situation, effective with the consummation of its Plan:

- all shares of the Old Common Stock – the securities to which the S-8 Registration Statements described above related – have been cancelled;
- approximately 99% of the authorized New Common Stock, the issuance of which was exempt from registration under the Securities Act by virtue of Section 1145 of

the Bankruptcy Code, was held by fewer than 30 banking institutions, comprising a small group of sophisticated investors; and
- approximately 1% of the New Common Stock (together with out of the money warrants representing 10% of the fully-diluted New Common Stock of the Reorganized Company) will be issued to fewer than 40 former holders of record of the Debtors' senior subordinated notes.

Upon consummation of the Plan, there were fewer than 70 holders of record of the Reorganized Company's securities. Requiring the Reorganized Company to file Section 15(d) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Reorganized Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. See Exchange Act Release No. 34-20263, dated October 5, 1983. The burdens from reporting surely exceed the benefits when, upon the Consummation Date, (i) no stockholders from the registered offering remain, (ii) less than 30 banking institutions own approximately 99% of the Reorganized Company's equity and (iii) (A) approximately 1% of the Reorganized Company's equity and (B) warrant rights to approximately 10% of the Reorganized Company's equity are owned of record by fewer than 40 holders. In addition, the Company expects that any reporting obligations would continue only through the filing of its Quarterly Report for the third quarter ending June 26, 2004.

The Staff has granted no-action relief where an issuer filed (i) a post-effect amendment removing from registration unsold securities under a previously filed registration statement and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. (See Medialive International, Inc. (available August 13, 2003)). In a situation similar to the facts presented here, the Staff granted no action relief to Medialive after it emerged from bankruptcy, cancelled its securities that had triggered the reporting obligations and became privately owned. Notwithstanding the fact that both S-3 and S-8 registration statements of Medialive may have been deemed post-effectively amended by the filing of Medialive's Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 to require Medialive to continue its reporting obligations during the fiscal year in which a registration statement filed under the Securities Act was required to be updated.

Furthermore, in a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., PayPal, Inc. (available November 13, 2002); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); BizMart, Inc. (available July 23, 1991); Dataproducts Corp. (available June 7, 1990); York International Corp. (available March 30, 1990); and MTech Corporation (available January 19, 1988). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding.

In several of the cases cited above, including PayPal, Inc., MTech Corporation, and Amgen Boulder Inc., the Staff granted no-action relief despite the existence of registration statements on Form S-8 which were filed either on or prior to the fiscal year for which relief was requested. Moreover, the Staff granted no-action relief in a letter to Iron Mountain Inc. (available April 6, 2000) which company specifically raised the concern that it had, among other registration statements, both a shelf registration statement on Form S-3 and numerous registration statements on Form S-8, all of which were deemed to be updated in the fiscal year for which relief was sought pursuant to the filing of reports which were then incorporated by reference.[3]

In the event that the Company would otherwise meet the requirements of Section 12(g) of the Exchange Act after September 30, 2004, the undersigned recognizes that the Company would, at such time, have an obligation to file reports under Section 15(d) of the Exchange Act and the undersigned assumes that the Company would comply with the statutory requirements.

V. <u>Conclusion</u>

In light of the Staff's position in the above and other similar situations, the Reorganized Company's capital structure upon consummation of the Plan, the fact that the Company has filed its most recently required Annual Report on Form 10-K and Quarterly Report on Form 10-Q and the policy arguments presented, the undersigned requests concurrence from the Staff that the Company may suspend its duty to file reports under Section 15(d) of the Exchange Act, for the period beginning the date hereof and continuing until September 30, 2004, by filing with the Commission a certification on Form 15 pursuant to Rule 12h-3.

Alternatively, the undersigned requests an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports by reason of the following: (a) the expected extremely limited number of investors in the New Common Stock; (b) the cessation of all trading in the Old Common Stock on and after the Consummation Date of the Plan; and (c) the grant of an exemption in the circumstances is not inconsistent with the public interest or the protection of investors.

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3. We understand that the fact that a registrant has previously relied upon Rule 12b-25 does not preclude the registrant from suspending its reporting obligations under Rule 15(d) pursuant to Rule 12h-3. See Exchange Act Release No. 34-20263. The Staff has granted no-action relief when confronted with a company that had failed to file two reports on Form 10-Q on a timely basis in reliance on Rule 12b-25. The Staff advised Royal Precision, Inc. (available April 9, 2003) that it would not object if Royal Precision stopped filing periodic and other reports under the Exchange Act, despite the fact that Royal Precision noted in their no-action request that: (i) its report for the quarter ended August 31, 2001 was filed three days late, on October 19, 2001 pursuant to notice on Form 12b-25 and (ii) its report for the quarter ended November 30, 2000 was filed one day late, on January 16, 2001.

We would like to point out that the Company's current fiscal quarter ends on March 27, 2004, and its Quarterly Report on Form 10-Q is therefore due on May 11, 2004. The Company would be most grateful if the Staff could respond to this request prior to May 11, 2004.

If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

This letter and seven additional copies have been sent in compliance with the instructions in Release No. 33-6269 (December 5, 1980).

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (215) 994-2836 or Paul Gluck at (212) 698-3533.

Very truly yours,

Graham R. Laub

cc: Len Ferro
Paul Gluck